Exhibit 23

Consent of Independent Auditors

The Board of Directors and Shareholders

Advanced Power Technology, Inc.:

We consent to incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-49800 and 333-81376) of Advanced Power Technology, Inc. of our report dated January 30, 2004, relating to the consolidated balance sheets of Advanced Power Technology, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of Advanced Power Technology, Inc.

/s/ KPMG LLP

Portland, Oregon

March 10, 2004